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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: Expires: Estimated average burden hours per response	3235-0058 March 31, 2023 2.50
FORM 12b-25	SEC FILE NUMBER 0-27408
NOTIFICATION OF LATE FILING	CUSIP NUMBER 784933 10 3

(Check one):        ☐ Form 10-K         ☐Form 20-F         ☐Form 11-K         ☒ Form 10-Q         ☐Form 10-D         ☐Form N-CEN

☐ Form N-CSR

For Period Ended:                       March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period

Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SPAR Group, Inc.

Full Name of Registrant

Former Name if Applicable

1910 Opdyke Court

Address of Principal Executive Office (Street and Number)

Auburn Hills, MI 48326

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of  the Registrant’s Quarterly Report on Form 10-Q respecting the three-month period ended March 31, 2023 (the "Report"), for SPAR Group, Inc., and its subsidiaries (collectively, the "Company") will be delayed to allow the Company to finalize its financial statements and related disclosures.

The Company believes that the Report will be filed on or before the required date. Since the fifth calendar day following the prescribed due date of the Report is a Saturday, the Report will be filed on or before May 22, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Antonio Calisto Pato	248	364-8450
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒         No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐         No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPAR Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2023	By:	/s/ Antonio Calisto Pato
		Name:	Antonio Calisto Pato
		Title:	Chief Financial Officer, Treasurer
and Secretary (Principal Financial and Accounting Officer)

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